UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2004

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky Title: Investor Relations Officer

3Q05

Consolidated Information and Results

Third Quarter 2005

(Unaudited)

Rio de Janeiro, October 27, 2005

TNL Participações Outstanding Shares (th): 382,122 (Ex-treasury) TNLP3: R$ 50.60 TNLP4: R$ 36.74 TNE: US$ 16.53 ADR (09/30/2005)	Telemar Norte Leste Outstanding Shares (th): 238,614 (Ex-treasury) TMAR3 ON: R$ 71.50 TMAR5 PNA: R$ 57.50 TMAR6 PNB: R$ 46.50 (09/30/2005)	TELE NORTE LESTE PARTICIPAÇÕES S.A. www.telemar.com.br/ir

Contents

1. Highlights of the Quarter

2. Operating Performance Review

2.1 Customer Base

2.2 Wireline Services

2.3 Broadband Services

2.4 Wireless Services

3. Consolidated Results

3.1 Revenues

3.2 Operating Costs and Expenses

3.3 Ebitda

3.4 Depreciation / Amortization

3.5 Financial Result

3.6 Net Income

4. Debt

5. Capital Expenditures

6. Cash Flow

7. Main Events of the Quarter

8. Income Statements

9. Balance Sheets

10. Main Loans

11. Scheduled Events

1. Highlights of the Quarter

The Telemar Group customer base increased by 883 thousand in the quarter, and 3.2 million in the past 12 months, to reach 24.6 million customers at the end of Sep/05, comprising:

Wireline: 14. 9 million lines in service (-0.5% on 2Q05)

Wireless: 9. 0 million subscribers (+10.7% on 2Q05)

Velox (ADSL): 0.7 million subscribers (+14.0% on 2Q05)

Net revenues for the quarter added up to R$ 4,234 million (increasing 2.7% on 2Q05 and 3.7% on 3Q04) . Year to date, net revenues have increased 6.8% on the same period of 2004.

Average revenue per user ( ARPU ) amounted to R$ 85 for wireline and R$ 21 for wireless services .

Consolidated EBITDA totaled R$ 1,748 million, compared to R$ 1,664 million in 2Q05 (+5.0%) and R$ 1,685 million in 3Q04 (+3.8%).

EBITDA margins were as follows:

•  TNL: 41.3% (2Q05 – 40.4%)

•  TMAR: 41.3% (2Q05 – 39.5%)

•  Oi: 22.6% (2Q05 – 10.4%)

Net income for the quarter reached R$ 301 million (2Q05 – R$ 204 million), or R$ 0.79 per share (US$ 0.34 per ADR). Year to date, net income amounted to R$ 698 million (+52.4% on 9M04).

Net debt totaled R$ 6,592 million (0.97x EBITDA for the past 12 months), down 7.8% from the end of Jun/05.

Capital expenditures (Capex) amounted to R$ 524 million in the quarter, corresponding to 12.4% of net revenues. Year to date, Capex totaled R$ 1,488 million, representing 12.0% of net revenues.

Free cash flow after Capex was R$ 919 million in the quarter (2Q05 – R$ 817 million), totaling R$ 2,512 million in 9M05.

2. Operating Performance Review

2.1 CUSTOMER BASE

At the end of the quarter, the Telemar Group had 24,602 thousand customers (+15.0% compared to Sep/04), including 14,890 thousand fixed-line, 8,981 thousand mobile, and 731 thousand broadband (ADSL) customers.

When compared to 3Q04, the increase in the customer base totaled 3,207 thousand new customers, as a result of wireless and broadband (Velox) customer expansion in the period.

Chart 1 – Customer Base (million)

2.2 WIRELINE SERVICES

At the end of the quarter, the installed plant comprised 17,018 thousand lines, of which 14,890 thousand were in service (utilization rate of 87.5%), including 11,630 thousand residential, 2,641 thousand commercial, and 619 thousand public telephones. During 3Q05, 529 thousand lines were installed and 605 thousand disconnected, with net reductions of 76 thousand lines (2Q05 – 138 thousand). The average plant in service totaled 14,927 thousand lines in the quarter (-0.5% in 2Q05).

2.3 BROADBAND SERVICES

Broadband Internet accesses (ADSL) totaled 731 thousand at the end of the period, a 14.0% increase from the previous quarter (90 thousand net additions), and 70.4% from 3Q04. At the end of 3Q05, the ADSL (Velox) customer base was equal to 4.9% of fixed lines in service and the product was available in 199 cities of Region I.

Chart 2 – ADSL Subscribers (thousand)

2.4 WIRELESS SERVICES

At the end of the quarter, Oi had 8,981 thousand customers (+10.7% on Jun/05 and 56.5% on Sep/04), of which 1,369 users were activated and 500 thousand disconnected, with net additions of 869 thousand customers. In the quarter 1,291 thousand handsets were sold (2Q05 – 1,117 thousand).

Chart 3 - Oi Subscribers and Market Share

Approximately 31% of the net additions were in postpaid plans, better than the 18% average for the Brazilian market. The customer mix at the end of 3Q05 comprised 84% under prepaid and 16% under postpaid plans (86% / 14% in 2Q05).

Oi reached a market share in its region of 24.9% at the end of September (2Q05 – 24.1%). In the quarter, Oi accounted for approximately 37.2% of net additions in the region (2Q05 – 26.7% and 3Q04 – 35.1%). The wireless service penetration rate in Oi's region reached 35.9% (33.7% in Jun/05 and 26.6% in Sep/04).

The average customer base totaled 8,546 thousand (+11.3% on 2Q05 and +57.8% on 3Q04). The churn rate represented 5.9% of that base in 3Q05, in line with 2Q05 (5.8%).

Chart 4 - Oi: Average Customer Base and Churn Rate

3. Consolidated Results

3.1 REVENUES

Consolidated gross revenues for the quarter totaled R$ 6,031 million, increasing 3.7% from 2Q05, as a result of Oi's expansion and the growth in data services, as well as the wireline services rate adjustment. These drivers also led to the 6.3% increase in revenues compared to 3Q04, in addition to the impact of the exclusion of Contax. Excluding call center revenues from the comparable basis, the annual growth in gross revenues amounted to 7.8%.

Revenues from wireless services accounted for 11.7% of total gross revenues in 3Q05, compared to 10.4% in 3Q04.

Consolidated net revenues for the quarter amounted to R$ 4,234 million, up 2.7% on 2Q05 and 3.7% on 3Q04.

It should be pointed out that net revenues in the quarter were affected by one-off reductions, of R$ 58 million (1.4% of total). These adjustments, which affected basically the long distance revenues, were made in order to reflect the discounts that were being offered to corporate clients. This way, some revenue lines of the long distance services were negatively impacted while others had a positive impact.

Excluding the non-recurring impact, net revenues amounted to R$ 4,292 million, up 4.1% on 2Q05 and 5.1% on 3Q04.

These impacts will be analyzed below.

Table 1 – Gross Revenues

R$ million	3Q04	2Q05	3Q05	Change %		9M04%		9M05%		Chg. %
				QoQ	YoY
Wireline	5,007	5,153	5,324	3%	6%	14,502	100%	15,610	100%	8%
Local (ex - VC1)	2,267	2,311	2,435	5%	7%	6,455	45%	7,078	45%	10%
Local Fixed-to-Mobile (VC1)	695	650	679	4%	-2%	2,062	14%	1,975	13%	-4%
Long Distance (ex - VC2/3)	749	801	849	6%	13%	2,174	15%	2,442	16%	12%
LD Fixed-to-Mobile (VC2/3)	167	162	84	-48%	-50%	516	4%	414	3%	-20%
Network Usage	281	272	255	-6%	-9%	882	6%	795	5%	-10%
Data	405	493	536	9%	32%	1,142	8%	1,482	9%	30%
Public Phones	266	265	289	9%	9%	740	5%	828	5%	12%
Additional Services	124	136	140	3%	13%	362	2%	406	3%	12%
Other	53	63	57	-9%	8%	169	1%	190	1%	13%

Wireless	589	662	708	7%	20%	1,454	100%	1,875	100%	29%
Services	358	462	508	10%	42%	950	65%	1,400	75%	47%
Subscription	88	107	117	10%	34%	242	17%	328	17%	35%
Outgoing Calls	155	221	245	11%	58%	397	27%	661	35%	67%
Domestic/Inter. Roaming	26	25	29	16%	12%	77	5%	89	5%	15%
Network Usage	59	69	68	-1%	15%	160	11%	197	11%	23%
Data and Other SMP Services	30	40	48	20%	60%	74	5%	125	7%	68%
Handset Sales	231	201	200	0%	-13%	504	35%	474	25%	-6%

Wireline	5,007	5,153	5,324	3%	6%	14,502	90%	15,610	89%	8%
Wireless	589	662	708	7%	20%	1,454	9%	1,875	11%	29%
Contact Center *	78	-	-	-	-	178	1%	-	-	-
Total Gross Revenue	5,673	5,815	6,031	4%	6%	16,134	100%	17,484	100%	8%

Consolidated Net Revenue	4,084	4,123	4,234	3%	4%	11,571	-	12,362	-	7%

(*) – Spun off on 12/31/2004.

In the composition of 9M05 gross revenues, wireless services now represent 11% of the total (9M04 – 9%). It should be noted that the relative share of "outgoing calls" increased to 35% of wireless revenues (9M04 – 27%). On the other hand, with the growth in wireless services, handset sales dropped from 35% to 25% in the period.

As for wireline, fixed-to-mobile revenues (VC1/VC2/VC3) are becoming less significant, with a 16% share (9M04 – 18%). This decrease is also attributable to the delay in implementation of the annual rate adjustment, which usually happens in February (this year only ratified in July for the VC1).

3.1.1 Wireline Services

Gross revenues from wireline services increased by 3.3% on the previous quarter and 6.3% on 3Q04, as detailed below.

Local

• Local fixed-to-fixed (monthly subscription, traffic, installation fee): These revenues added up to R$ 2,435 million (+5.3% on 2Q05 and +7.4% on 3Q04).

=> Monthly subscription fees amounted to R$ 1,710 million, up 5.9% from 2Q05, mainly as a result of the 7.3% tariff adjustment, partly offset by the decreased number of lines in service in the quarter. Compared to 3Q04, revenues increased by 12.2%, chiefly due to tariff adjustments implemented in 2005 and the second half of 2004, offset by the decrease in the number of lines in service.

=> Revenues from traffic reached R$ 691 million, growing by 4.9% compared to 2Q05. Compared to 3Q04, revenues fell by 1.6%, owing to reduced traffic in the period resulting from the migration of dial-up access customers to broadband (ADSL) services, a lower number of lines in service and traffic migration to mobile originated calls.

• Local fixed-to-mobile calls (VC1) revenues of R$ 679 million increased by 4.4% on 2Q05, due to the tariff adjustment, partly offset by a traffic reduction in the period. The 2.3% decline from 3Q04 reflects a lower volume of traffic in the period, mainly driven by the migration to mobile originated calls .

Long-distance (LD):

• Domestic and international LD revenues of R$ 849 million increased by 6.0% on the previous quarter (13.3% on 3Q04).

Non-recurring adjustments impacted intra-state revenues (+R$ 87 million), inter-state (+R$ 3 million), inter-regional (-R$ 37 million) and international (-R$ 4 million) in 3Q05.

Excluding non-recurring effects, long distance wireline service revenue remained stable when compared to 2Q05, with traffic reduction basically offsetting the average tariff increase in the period (2.9%). On an annual basis, the recurring change of 6.7% can be attributed to the reduction in traffic and tariff adjustments.

• Fixed-to-mobile calls (VC2/3) revenues of R$ 84 million declined by 47.9% compared to the previous quarter (-R$ 77 million) and 49.5% on 3Q04. The non-recurring impact of this reduction was R$ 68 million, which means a recurring revenue of R$ 152 million in the quarter (a decrease of 6.0% on 2Q05).

Remuneration for network usage had a 6.0% decrease (-R$ 16 million) compared to the previous quarter, primarily due to lower local interconnection fees, as a result of the 20% productivity factor reduction, according to the concession agreement. The change from 3Q04 (-9.3%) is also attributable to the productivity factor reduction.

Data transmission services : these revenues grew by 8.6% (+R$ 42 million) on 2Q05. The change is mainly due to the increased revenues from ADSL (+R$ 22 million) and leased lines – EILD (+R$ 15 million).

When compared to 3Q04, revenues from data transmission services continue to post a significant growth of 32.3% (+R$ 131 million), arising from increased ADSL (+R$ 74 million), leased lines (+R$ 23 million), IP services (+R$ 9 million) and other data service revenues (+R$ 25 million).

Public telephones revenues increased by 9.0% (+R$ 24 million) compared to 2Q05, due to the 7.4% tariff adjustment, as well as increased card sales in the period. Compared to 3Q04, revenues grew by 8.6% (+R$ 23 million) primarily as a result of tariff adjustments.

Other services revenues dropped 9.3% from the previous quarter (-R$ 6 million), due to a quarterly reduction in revenues from advanced voice services (-9.3%) . Compared to 3Q04, revenues increased 7.9%, boosted by advanced voice services (+8.2%), particularly from the increase in 0500 / 0800 calls.

3.1.2 Wireless Services

Consolidated gross revenues from wireless services totaled R$ 708 million, up 6.8% (+R$ 45 million) from 2Q05, primarily because of the increased number of "outgoing calls" (+R$ 24 million). Consolidated service revenues, excluding handset sales, grew by 9.9% in the quarter.

Compared to 3Q04, the increase in consolidated wireless revenues amounted to 20.2%. Service revenues grew by 41.8% (average customer base up 57.8%). Handset sale revenues decreased by 13.3% year over year.

Revenues from the usage of the wireless network in 3Q05 amounted to R$ 68 million – after elimination of R$ 164 million relating to TMAR, remained stable when compared to 2Q05.

Oi's gross revenues totaled R$ 953 million in the quarter. Service revenues (excluding handset sales) added up to R$ 679 million, approximately 10.3% more than in 2Q05, mostly due to the growth in outgoing calls. Net revenues reached R$ 728 million (+6.3% on 2Q05 and 18.1% on 3Q04).

Average revenue per user (ARPU) was R$ 20.60 in 3Q05, down 1.0% from the previous quarter
(R$ 20.80), due to the strong growth in the subscriber base during the period.

Revenues from wireless data services totaled R$ 40 million, increasing by 21.2% on 2Q05, and accounting for 5.9% of total service revenues for the quarter.

Net revenues from the sale of 1,291 thousand handsets in the quarter (+15.6% on 2Q05) amounted to R$ 149 million (+2.8% on 2Q05).

3.2 OPERATING COSTS AND EXPENSES

Operating costs and expenses (ex-depreciation and amortization) increased by 1.1% and 3.6% on 2Q05 and 3Q04, respectively.

When compared to 2Q05, the increase was mainly driven by third party services and interconnection, partly offset by the decrease of handset costs.

It should be noted that the Company made non-recurring adjustments, which resulted in a R$ 60 million reduction for the quarter (2.4% of total). The main changes on the several lines of operating costs and expenses will be analyzed below.

With respect to 3Q04, the most significant changes arise from the spin-off of Contax, impacting third party services and personnel expenses. In fact, the increase in third party services (+R$ 295 million) was mainly offset by reduced personnel expenses (-R$ 139 million), besides other expenses incurred by Contax, which are no longer reflected in the consolidated results. Also noteworthy was the reduction in handset costs (-R$ 94 million) and interconnection (-R$ 49 million), as described below.

Table 2 – Operating Costs and Expenses

Item - R$ million	3Q04	2Q05	3Q05	Change %		9M04%		9M05%		Chg. %
				QoQ	YoY
Interconnection	652	573	603	5%	-8%	1,873	28%	1,806	25%	-4%
Personnel	279	142	140	-1%	-50%	796	12%	441	6%	-45%
Materials	76	96	81	-16%	7%	204	3%	260	4%	27%
Handset Costs/Other (COGS)	280	251	186	-26%	-34%	622	9%	526	7%	-15%
Third Party Services	604	840	899	7%	49%	1,721	25%	2,520	35%	46%
Marketing	66	56	64	14%	-3%	191	3%	203	3%	6%
Rent and Insurance	136	145	173	19%	27%	398	6%	471	6%	18%
Provision for Doubtful Accounts	142	117	127	9%	-11%	458	7%	402	6%	-12%
Other Oper. Exp. (Rev), Net	166	239	214	-10%	29%	498	7%	652	9%	31%
TOTAL	2,400	2,459	2,486	1%	4%	6,761	100%	7,281	100%	8%

• Interconnection costs increased by 5.2% (+R$ 30 million) from 2Q05, mainly due to mobile interconnection rate (VU-M) adjustments of 4.5% in July.

Compared to 3Q04, these costs fell by 7.5% (-R$ 49 million), as a result of a decrease in fixed-to-mobile traffic and the market share gains by Oi.

• Personnel expenses decreased 1.4% compared to 2Q05, as a result of the 1.7% headcount reduction in the quarter.

Compared to 3Q04, these expenses decreased by 49.8%, mainly driven by the spin off of Contax, bringing about an 82.7% headcount reduction (19.2%, ex-Contax).

Table 3 – Employees

Company	Sep/04	Dec/04	Mar/05	Jun/05	Sep/05	Sep/05 x Jun/05	Sep/05 x Sep/04
TMAR/TNL	8,089	7,957	6,973	6,698	6,597	-1.5%	-18.4%
Oi	1,238	1,224	1,103	971	939	-3.3%	-24.2%
Contax	34,174	37,926	-	-	-	-	-
Total ex-Contax	9,327	9,181	8,076	7,669	7,536	-1.7%	-19.2%
Total	43,501	47,107	8,076	7,669	7,536	-1.7%	-82.7%
ALIS/Employee (TMAR/TNL)	1,882	1,912	2,166	2,234	2,257	1.0%	19.9%

• SMP handset costs and others (COGS) decreased by 25.9% (-R$ 65 million) compared to 2Q05, of which R$ 58 million were due to changes in the accounting criteria for deferral of postpaid handset subsidies (R$ 43 million non-recurring). In the absence of this impact, handset costs would have been reduced by R$ 7 million in the quarter.

Prior to 2Q05, the deferral of the subsidy (12-month period), of R$ 300 per subscriber – an amount equivalent to the fine that is imposed for early cancellation – was based on net postpaid subscriber additions. Beginning this quarter, the total deferral is being calculated using gross additions, but the amount per subscriber and the period remain unchanged.

In comparison with the same period of the previous year, these costs declined by 33.6%, on account of the change in accounting criteria and cost reductions on the handsets sold.

• Third party services rose by 7.0% (+R$ 59 million) on 2Q05, chiefly due to the increase in sales commissions (+R$ 35 million, driven by the increase in sales of wireless postpaid plans and ADSL), mailing and collection expenses (+R$ 18 million resulting from a new collection process that includes the mailing of letters to our clients via certified post), as well as plant maintenance expenses (+R$ 6 million).

Compared to 3Q04, third party expenses grew by 48.8% (R$ 295 million), primarily due to call center services (+R$ 96 million) , sales commissions (+R$ 73 million), plant maintenance (+R$ 38 million), mailing and collection (+R$ 35 million), and electricity expenses (+R$ 21 million) .

• Marketing expenses increased by 14.3% on 2Q05 (+R$ 8 million), due to higher sponsorship expenses, but fell 3.0% (-R$ 2 million) on 3Q04. These expenses were equal to 1.5% of net consolidated revenues (1.6% on 3Q04).

• Rental / Leasing / Insurance : these expenses increased by 19.3% in the quarter, mainly due to non-recurring infrastructure leasing expenses (+R$ 28 million). Compared to 3Q04, these costs increased by 27.2% (+R$ 37 million), mainly because of such leasing expenses.

• Provisions for doubtful accounts – PDA represented 2.1% of consolidated gross revenues for the quarter (2Q05 – 2.0% and 3Q04 – 2.5%), and 2.3% on a year-to-date basis (9M04 – 2.8%).

PDA amounted to 1.2% of Oi's gross revenues for the quarter (2Q05 – 1.2% and 3Q04 – 1.6%). At TMAR (parent company) PDA, amounted to 2.2% of gross revenues (2Q05 – 2.1% and 3Q04 – 2.6%).

• Other operating expenses (revenues): these expenses decreased by R$ 25 million on the previous quarter, mainly driven by a reduction in profit sharing provisions (-R$ 30 million).

Compared to 3Q04, the R$ 48 million increase in expenses is mainly due to higher provisions for contingencies (+R$ 13 million), as well as a reduction on recovered expenses and bonuses received
(-R$ 24 million).

3.3 EBITDA

Consolidated EBITDA reached R$ 1,748 million, a 5.0% rise over the previous quarter (R$ 1,664 million), corresponding to a margin of 41.3% of net revenues (2Q05 – 40.4% and 3Q04 – 41.2%).

Chart 5 – Consolidated EBITDA (R$ million) and Margin (%)

Several non-recurring items in the quarter, impacting both revenues and expenses for the period, had no material impact on consolidated EBITDA. In fact, adjusted EBITDA would be R$ 1,746 million and adjusted margin would reach 40.7%.

The following table summarizes the main non-recurring adjustments in the quarter and the EBITDA impact:

Table 4 – TNL Adjusted EBITDA

R$ milion	3Q05	Non Recurring Adjustments	3Q05 + Non Recurring Adjustments
Net Revenue	4,234	58	4,292
Costs and Expenses	2,486	60	2,546
EBITDA	1,748	-	1,746
EBITDA Margin	41.3%	-	40.7%

In the first nine months of 2005, EBITDA totaled R$ 5,081 million (41.1% margin), increasing by 5.6% from R$ 4,810 million in 9M04.

•  TMAR recorded consolidated EBITDA of R$ 1,750 million (+7.2% on 2Q05). EBITDA margin was 41.3% (39.5% on 2Q05 and 41.0% on 3Q04).

•  Oi recorded EBITDA of R$ 165 million, with a 22.6% margin (10.4% on 2Q05 and -3.1% on 3Q04). Adjusted to the non-recurring adjustments regarding postpaid handset subsidies, Oi's EBITDA would have reached R$ 122 million, with a 16.7% margin.

3.4 DEPRECIATION / AMORTIZATION

Depreciation and amortization expenses totaled R$ 838 million in 3Q05, slightly below 2Q05 (-0.9%) and 5.3% down from 3Q04.

Table 5 – Depreciation and Amortization

R$ Million	3Q04	2Q05	3Q05	9M04	9M05
Fixed Line / TNL	774	712	698	2,351	2,117
Depreciation	716	693	680	2,177	2,062
Amortization of Goodwill	58	18	18	174	55
Mobile Business	111	134	140	322	398
Depreciation	73	96	102	208	285
License Amortization	22	22	22	66	67
Deferred Amortization	16	16	16	47	47
Total	885	846	838	2,673	2,515

Year to date, compared to 9M04, these expenses decreased by 10.0% for the wireline business, and increased 23.6% for the wireless business, resulting in a net decline of 5.9%.

3.5 FINANCIAL RESULTS

Net financial expenses amounted to R$ 401 million in 3Q05, unchanged from the previous quarter, and R$ 17 million lower than in 3Q04, as detailed below:

Table 6 – Financial Results

R$ million	3Q04	2Q05	3Q05	9M04	9M05
Financial Revenues	183	235	218	490	701
Interest on financial investments	131	127	129	340	415
Other	52	108	89	150	286
Financial Expenses	(600)	(636)	(619)	(1,776)	(1,888)
Interest on loans and debentures	(201)	(198)	(191)	(594)	(589)
Exchange results on loans and financing	(144)	(157)	(192)	(495)	(559)
Monetary and Exchange Variations	655	760	277	35	1,048
Currency Swap Results	(799)	(917)	(469)	(530)	(1,606)
Other Financial Expenses	(255)	(280)	(235)	(688)	(740)
Banking Fees (including CPMF)	(62)	(73)	(69)	(164)	(254)
Interest on other liabilities	(24)	(23)	(23)	(59)	(70)
Monetary Restatement of Provisions for Contigencies	(89)	(73)	(70)	(191)	(192)
IOF, PIS and Cofins on financial revenues	(20)	(34)	(38)	(137)	(78)
Other	(60)	(77)	(34)	(136)	(146)
Net Financial Result	(418)	(401)	(401)	(1,286)	(1,187)

Financial revenues were approximately R$ 17 million below the prior quarter figures, mostly as a result of the reduction in financial discounts obtained in 2Q05, in the amount of R$ 15 million.

Financial expenses decreased by R$ 17 million compared to the previous quarter. The main items are as follows:

(i) Interest on loans and financing added up to R$ 191 million, slightly below the prior quarter levels
(R$ 7 million).

(ii) Exchange results on loans and financing represented expenses of R$ 192 million (a R$ 35 million increase in the quarter), arising from:

(a)  Foreign exchange and monetary variation revenues of R$ 277 million, due to exchange gains of R$ 296 million on foreign currency loans, given the appreciation of the Real during the period, and monetary variation expenses of R$ 19 million;

(b)  Currency swap expenses of R$ 469 million, arising from losses of R$ 203 million with exchange variations and from interest expenses, CDI-based, of R$ 266 million.

(iii) Other financial expenses totaled R$ 235 million, a decrease of R$ 45 million on 2Q05, primarily due to the reduction in "other" expenses, which resulted from non-recurring expenses that happened in 2Q05 (monetary restatement of TMAR payables, interest on ICMS tax and discounts given to Oi's resellers).

In the first nine-month period of 2005, net financial expenses amounted to R$ 1,187 million, a decrease of R$ 99 million (-7.7%) from the same period of 2004.

3.6 NET INCOME

Consolidated net income for the quarter amounted to R$ 301 million (2Q05 – R$ 204 million and 3Q04 – R$ 159 million), equal to R$ 0.79 per share (US$ 0.34 per ADR). Year-to-date, net income was R$ 698 million, a 52.4% increase compared to the same period in the previous year.

Table 7 – Earnings per Share

	3Q04	2Q05	3Q05	9M04	9M05
Net Earnings (R$ Mn)	159.3	203.8	301.0	458.0	697.8
Outstanding Shares Outstanding ('000)	381,628	382,122	382,122	381,628	382,122
Earnings per share (R$)*	0.417	0.533	0.788	1.200	1.826
Earnings per ADR (US$)*	0.140	0.215	0.336	0.404	0.732

(*) – Ex-treasury

(**) – Adjusted per share

Chart 6 – Net Income (R$ million) and Net Margin (%)

4. Debt

Consolidated gross debt, including swap contract results, decreased by 6.0% compared to Jun/05, to R$ 10,430 million at the end of Sep/05. Of this, 66% was denominated in foreign currencies (Sep/04 – 70%). The cash position in Sep/05 was R$ 3,839 million, representing 89% of short-term debt balances.

The consolidated net debt of R$ 6,592 million decreased R$ 561 million from the previous quarter
(-7.8%), and by R$ 408 million compared to Sep/04 (-5.8%).

Table 8 – Debt (end of period)

R$ million	Sep/04	Dec/04	Mar/05	Jun/05	Sep/05
Short Term	2,848	3,059	3,052	4,246	4,299
Long Term	9,015	8,955	8,120	6,846	6,131
Total Debt	11,863	12,014	11,172	11,092	10,430
Local Currency	3,563	3,549	3,574	3,518	3,555
Foreign Currency (includes swap )	8,300	8,465	7,598	7,574	6,875
(-) Cash	(4,863)	(5,472)	(4,792)	(3,939)	(3,839)
(=) Net Debt	7,000	6,542	6,380	7,153	6,592
Net Debt/EBITDA (1)	1.09x	1.00x	0.97x	1.06x	0.97x

(1) Latest 12 months

Local currency loans , which totaled R$ 3,555 million at the end of the period (34% of total debt), consisted of R$ 2,096 million due to BNDES at an average cost of TJLP + 4.2% p.a. and R$ 1,286 million related to non-convertible debentures, bearing interest at CDI + 0.7% p.a. and maturing in 2006.

Foreign currency loans in the amount of R$ 4,807 million – excluding swap results of R$ 2,068 – bear interest at contractual average rates of 6.1% p.a. for transactions in U.S. dollar, 1.5% p.a. for transactions in Japanese yen, and 10.4% p.a. for a basket of currencies (BNDES). Approximately 68% of the foreign currency loans were subject to floating interest rates.

Of the total foreign currency debt, 89% had some kind of hedge, of which approximately 77% in foreign exchange swap transactions (of which 85% are contracted through final maturity of the related debts), and 23% in financial investments linked to exchange variations.

Under exchange swap transactions, the exposure to foreign currency fluctuations is transferred to local interest rates (CDI). The average cost of swap transactions, at the end of the quarter, was equal to 100.4% of the CDI rate (standing at 19.7% on average in the quarter).

During the quarter, TMAR obtained funds totaling R$ 215 million, partly from BNDES (R$ 80 million), and partly from ABN AMRO Bank (R$ 135 million).

Amortizations in the quarter were approximately R$ 1,226 million, of which R$ 656 million related to repayments of principal and R$ 570 million to cash interest expenses and financial charges.

At the end of the quarter, funds owed by TMAR to TNL amounted to R$ 929 million.

The following graphs show the quarterly evolution of the Company's consolidated net debt and the gross debt maturity schedule at the end of 3Q05.

Chart 7 – Net Debt (R$ million)

Chart 8 – Gross Debt Repayment Schedule (R$ million)

5. Capital Expenditures

During the quarter, Capex totaled R$ 524 million (12.4% of net revenues), of which R$ 382 million was allocated to the wireline and R$ 142 million to the wireless business.

Table 9 – Capex

R$ million	3Q04	2Q05	3Q05	9M04%		9M05%
Wireline	369	296	382	741	65%	957	64%
Growth & Quality	159	131	192	321	28%	391	26%
Data / Communic. Systems / Other	210	165	190	420	37%	566	38%
Wireless	209	213	142	360	32%	531	36%
Contact Center *	21	-	-	33	3%	-	-
TOTAL	599	509	524	1,134	100%	1,488	100%
% of Net Revenue	14.7%	12.3%	12.4%	9.8%	-	12.0%	-

(*) – Spun off on 12/31/2004.

6. Cash Flow

Consolidated cash flow from operations reached R$ 1,444 million in the quarter (2Q05 – R$ 1,333 million and 3Q04 – R$ 1,428 million), totaling R$ 4,012 million in 9M05. The consolidated free cash flow after investing activities amounted to R$ 919 million (2Q05 – R$ 817 million and 3Q04 – R$ 828 million).

For 9M05, cash flow after investing activities totaled R$ 2,512 million (R$ 3,097 million in the same period of the previous year). The year-on-year decrease is due to greater investments made in the period (R$ 360 million), as well as the difference in changes in working capital (R$ 499 million).

Table 10 – Cash Flow (R$ million)

R$ million	3Q04	2Q05	3Q05	9M04	9M05
(i) Cash Flow from operating activities	1,427.7	1,333.2	1,444.2	4,236.3	4,011.7
Net income for the period	159.3	203.8	301.0	458.0	697.7
Minority interest in results of operations	51.9	101.3	82.2	123.5	235.0
Adjustments to reconcile net income to net cash:	1,424.4	1,317.7	1,445.6	4,371.7	4,294.6
Interest and monetary variation on loans and financings	278.5	197.1	353.5	1,149.6	994.7
Depreciation/Amortization	884.9	845.9	837.9	2,672.7	2,514.8
Contingency Provisions	226.4	230.6	228.1	492.8	670.6
Other	34.7	44.1	26.2	56.6	114.4
Change in Working Capital	(208.0)	(289.5)	(384.5)	(717.0)	(1,215.5)
(ii) Cash flow from investing activities	(599.4)	(515.8)	(525.3)	(1,139.6)	(1,499.4)
Cash Flow after investing activities	828.3	817.4	919.0	3,096.7	2,512.3
(iii) Cash flow from financing activities	(618.8)	(318.0)	(1,010.8)	(1,456.4)	(2,611.4)
Cash Flow after financing activities	209.4	499.5	(91.8)	1,640.3	(99.1)
Payment of Dividends and Interest on Capital	(3.6)	(1,307.8)	(8.6)	(893.1)	(1,321.1)
Buyback Program	(187.8)	(44.7)	-	(209.5)	(128.5)
Increase (decrease) in cash and banks	18.0	(853.0)	(100.4)	537.8	(1,548.6)
Reduction in Cash due to Contax Spin-Off	-	-	-	-	(85.2)
Cash and banks at the beginning of the period	4,845.3	4,792.0	3,939.0	4,325.5	5,472.4
Cash and banks at the end of the period	4,863.3	3,939.0	3,838.6	4,863.3	3,838.6

7. Main Events of the Quarter

Telemar IR ranked first in Latin American Telecom industry

The 2005 annual Institutional Investor survey ranked Telemar's Investor Relations (IR) team first in the Latin American Telecom industry. The survey results are based upon responses from both buy-side and sell-side analysts at the major banks and brokers covering the industry in the region. This represents the second consecutive year that Telemar ranked first in the survey.

This recognition underscores the commitment of Telemar's IR team to a fair disclosure policy based on quality, timelines, availability and completeness of information and analyses disclosed by the Company to the market.

Interest on Capital (IOC) – FY 2005

At the end of August and September, TMAR declared IOC in the amounts of R$ 41 million and R$ 92 million, respectively. IOC declared for the year amounts to R$ 695 million. It should be kept in mind that the limit authorized by the Board for IOC in the course of 2005 is R$ 1 billion.

IOC declared by TMAR in 3Q05 totaled R$ 264 million. The table below shows IOC amounts declared by TMAR in 2005.

Base Date	Date ex-IOC	Class	Gross Amount per Share (R$)	Total (R$ milion)
4/29/2005	5/2/2005	TMAR 3	1.19	300
		TMAR 5	1.31
		TMAR 6	1.19
6/30/2005	7/1/2005	TMAR 3	0.52	131
		TMAR 5	0.57
		TMAR 6	0.52
7/29/2005	8/1/2005	TMAR 3	0.52	131
		TMAR 5	0.57
		TMAR 6	0.52
8/31/2005	9/1/2005	TMAR 3	0.16	41
		TMAR 5	0.18
		TMAR 6	0.16
9/30/2005	10/3/2005	TMAR 3	0.37	92
		TMAR 5	0.40
		TMAR 6	0.37
Total		TMAR 3	2.76	695
		TMAR 5	3.04
		TMAR 6	2.76

During the quarter, no IOC amounts were declared by TNL. The total already declared by TNL for 2005 adds up to R$ 182 million, equal to R$ 0.48 per share.

Telemar – Reduction in Debt Charges

Telemar Norte Leste successfully renegotiated interest rates on a syndicated loan transaction (Oi financing), with an outstanding balance of US$ 540 million. Annual spreads on LIBOR-based interest rates were reduced from a range of 2.25% – 4.5% to a range of 0.5% p.a. – 1.625% p.a. Such reduction results in savings of approximately US$ 24 million at present value. A pioneering approach of bookbuilding was used in a syndicated loan.

Contax' Shares Start Trading

Shareholders of Tele Norte Leste (TNL) received Contax shares at the end of August. TNL shareholders in Brazil received their shares on August 26, 2005, and TNL started trading ex-Contax as from August 29, 2005. TNE ADRs started trading ex-Contax as of August 30, 2005.

New Deals, Products and Services

Oi Conta Total ("Total Account")

In August, Oi launched a new product targeted at the postpaid segment, integrating wireline, wireless and Internet access services. Three plans were launched, whereby customers are allowed an unlimited number of local fixed-to-fixed calls – subscription fees included –, unlimited dial-up or Velox 300 k speed access to the Internet. Under these plans, customers are also entitled to a certain amount of minutes (from 200 to 500) of not-charged minutes to be used on Oi, fixed-to-mobile or long-distance calls (or a combination of all types).

Oi Cartão Total ("Total Card")

Since August, prepaid customers who recharge their Oi card can use their credits to make calls from their own Oi number, any public telephone or any Telemar individual fixed-line telephone. To activate this feature, customers call a 0800 number, and then dial their Oi number, a password and the number of the telephone to be called. Oi Cartão Total enables customers to place calls for as low as R$ 0.09 per minute.

Oi Special Credit and Virtual Recharge

Since early September, Oi Cartão and Oi Controle (a "hybrid" postpaid/prepaid plan) customers are entitled to an advance R$ 3.00 credit, subject to a R$ 0.25 fee, and both the credit and fee are applied to the next recharge made by the customer.

Additionally, Oi Cartão customers can make virtual recharges for R$ 5.00, with a 10-day validity term.

Corporate Plans

In the third quarter, Oi launched two corporate plans: the "Oi Chip Empresa", and "E-mail Móvel" (mobile e-mail). Oi Chip Empresa includes various services, such as call control, agenda, telecheck, bank transactions, news and short messages. Under "E-Mail Móvel" plan, customers are granted online access through Oi to their e-mails (Outlook or Lotus Notes), being able to receive and send messages, download files, and remotely access their agenda, via a GPRS interface.

For more information, please access our site at: www.telemar.com.br/ir e www.oiloja.com.br

8. Income Statements

TNL CONSOLIDATED

R$ million	3Q04	2Q05	3Q05	9M04	9M05
Wireline Services Revenues	5,006.7	5,152.8	5,323.7	14,501.8	15,609.6
Local Services	2,961.6	2,961.3	3,113.4	8,517.2	9,052.7
Subscription Charges	1,523.7	1,613.7	1,709.7	4,356.4	4,957.2
Pulses	701.6	658.1	690.6	1,963.9	2,008.5
Installation	13.2	11.8	9.3	46.5	32.3
Collect Calls	24.2	21.8	19.7	76.7	63.6
Other Local Revenues	3.9	5.7	5.4	11.8	16.0
Fixed-to-Mobile (VC1)	694.9	650.2	678.7	2,062.0	1,975.1
Long Distance	915.6	962.4	932.8	2,689.8	2,855.7
Intra-State	404.6	442.1	552.0	1,203.8	1,435.4
Inter-State	155.0	149.6	149.5	449.7	454.4
Inter-Regional	163.2	187.1	132.5	441.0	491.9
International	25.9	22.1	14.7	79.6	59.9
Fixed-to-Mobile (VC2 and VC3)	166.8	161.6	84.2	515.8	414.0
Advanced Voice	52.5	62.6	56.8	165.7	187.4
Public Telephone	266.1	265.2	289.1	740.2	828.1
Additional Services	123.9	135.6	140.0	361.6	406.4
Network Usage Remuneration	281.4	271.6	255.3	881.8	794.8
Data Transmission Services	405.0	493.5	535.8	1,142.5	1,482.1
Leased Lines (EILD)	81.7	89.6	104.2	241.9	284.1
Leased Lines (SLDD/SLDA)	77.3	70.2	72.8	243.8	215.6
IP Services	54.9	62.4	64.1	163.9	181.9
Packet switch and frame relay	55.3	61.3	63.7	148.0	184.7
ADSL (Velox)	105.3	157.3	179.1	260.2	474.2
Other Data Services	30.5	52.6	52.1	84.7	141.5
Other Wireline Services	0.7	0.7	0.6	3.0	2.4
Wireless Services Revenues	588.8	662.4	707.7	1,454.2	1,874.5
Subscription Charges	87.8	106.7	117.3	242.3	327.5
Outgoing Calls	154.7	221.3	244.9	396.6	661.5
Domestic/Internacional Roaming	26.2	25.3	29.3	77.0	88.9
Network Usage Remuneration	59.0	68.6	68.1	160.2	197.3
Additional Services	30.0	40.0	48.0	74.4	124.9
Handset Sales	231.0	200.5	200.2	503.8	474.4
Contact Center Revenues*	78.0	0.0	0.0	177.7	0.0
Gross Operating Revenue	5,673.5	5,815.2	6,031.5	16,133.7	17,484.1
Taxes and Deductions	1,589.4	1,691.8	1,797.2	4,562.4	5,122.2
Net Operating Revenue	4,084.1	4,123.5	4,234.2	11,571.3	12,361.9
Operating Expenses	2,399.5	2,459.3	2,486.3	6,760.9	7,281.2
Cost of Services	687.1	642.3	673.3	1,963.1	1,949.8
Cost of Goods Sold	279.6	251.1	185.8	622.2	525.9
Interconnection Costs	652.3	573.5	603.1	1,873.3	1,805.5
Selling Expenses	469.3	617.7	671.0	1,397.8	1,920.2
General and Administrative Expenses	196.3	194.5	206.4	551.7	611.0
Other Op. Expenses (Rev), net	115.0	180.3	146.8	352.9	468.8
EBITDA	1,684.6	1,664.2	1,747.9	4,810.4	5,080.7
Margin %	41.2%	40.4%	41.3%	41.6%	41.1%
Equity Accounting	5.0	3.9	3.1	(3.2)	7.6
Depreciation and Amortization	884.9	845.9	837.9	2,672.7	2,514.8
EBIT	794.7	814.4	906.9	2,141.0	2,558.3
Financial Expenses	600.1	635.5	618.9	1,776.2	1,888.2
Financial Revenues	182.5	234.6	217.7	490.1	701.0
Non Operating Expenses (Rev)	2.0	12.0	(11.8)	3.4	13.6
Income Before Tax and Social Contribution	375.2	401.5	517.4	851.5	1,357.5
Income Tax and Social Contribution	164.0	96.4	134.2	270.0	424.7
Minority Interest	51.9	101.3	82.2	123.5	235.0
Net Income	159.3	203.8	301.0	458.0	697.8
Margin %	3.9%	4.9%	7.1%	4.0%	5.6%

Outstanding Shares - Thousand (ex Treasury)	381,628	382,122	382,122	381,628	382,122
Income per share (R$)	0.417	0.533	0.788	1.200	1.826
Income per ADR (US$)	0.140	0.215	0.336	0.404	0.732

(*) – Spun off on 12/31/2004.

TMAR CONSOLIDATED

R$ million	3Q04	2Q05	3Q05	9M04	9M05
Wireline Services Revenues	5,007.8	5,158.0	5,329.1	14,504.9	15,621.8
Local Services	2,961.5	2,961.4	3,113.4	8,517.3	9,052.7
Subscription Charges	1,523.7	1,613.7	1,709.7	4,356.4	4,957.2
Pulses	701.6	658.1	690.6	1,963.9	2,008.5
Installation	13.2	11.8	9.3	46.5	32.3
Collect Calls	24.2	21.8	19.7	76.7	63.6
Other Local Revenues	3.8	5.7	5.4	11.8	16.0
Fixed-to-Mobile (VC1)	694.9	650.3	678.7	2,062.0	1,975.1
Long Distance	915.6	962.3	932.8	2,689.8	2,855.7
Intra-State	404.6	442.1	552.0	1,203.8	1,435.4
Inter-State	155.0	149.6	149.5	449.7	454.4
Inter-Regional	163.2	187.1	132.5	441.0	491.9
International	25.9	22.1	14.7	79.6	59.9
Fixed-to-Mobile (VC2 and VC3)	166.8	161.5	84.2	515.8	414.0
Advanced Voice	53.1	62.6	56.8	167.7	187.4
Public Telephone	266.1	265.2	289.1	740.2	828.1
Additional Services	123.9	135.6	140.0	361.6	406.4
Network Usage Remuneration	279.3	271.6	255.3	881.8	794.8
Data Transmission Services	405.6	498.6	541.1	1,143.7	1,494.3
Other	2.6	0.7	0.6	2.9	2.4
Wireless Services Revenues	588.8	662.4	707.7	1,454.2	1,874.5
Subscription	87.8	106.7	117.3	242.3	327.5
Outgoing Calls	154.7	221.3	244.9	396.6	661.5
Domestic/Internacional Roaming	26.2	25.3	29.3	77.0	88.9
Network Usage Remuneration	59.0	68.6	68.1	160.2	197.3
Additional Services	30.0	40.0	48.0	74.4	124.9
Handset Sales	231.0	200.5	200.2	503.8	474.4
Gross Operating Revenue	5,596.6	5,820.4	6,036.8	15,959.1	17,496.3
Taxes and Deductions	1,583.1	1,692.3	1,797.7	4,546.1	5,123.4
Net Operating Revenue	4,013.5	4,128.1	4,239.1	11,413.0	12,373.0
Operating Expenses	2,366.8	2,496.4	2,489.3	6,739.9	7,365.3
Cost of Services Provided	546.2	641.8	691.2	1,589.6	1,966.9
Cost of Goods Sold	279.6	251.1	185.8	622.2	525.9
Interconnection Costs	652.3	573.5	603.1	1,873.3	1,805.5
Selling Expenses	621.4	643.1	698.3	1,842.2	2,045.5
General and Administrative Expenses	175.4	200.8	197.8	517.7	590.3
Other Op. Expenses (Rev), net	91.9	186.1	113.1	294.9	431.2
EBITDA	1,646.8	1,631.7	1,749.8	4,673.1	5,007.7
Margin %	41.0%	39.5%	41.3%	40.9%	40.5%
Equity Accounting	0.0	0.3	0.7	0.0	1.0
Depreciation	843.8	859.4	851.4	2,552.1	2,555.0
EBIT	802.9	772.0	897.7	2,121.0	2,451.7
Financial Expenses	455.8	442.8	477.3	1,420.6	1,366.6
Financial Revenues	74.9	172.1	164.6	211.3	483.7
Non Operating Expenses (Rev)	2.5	5.3	6.6	21.8	15.3
Income Before Tax and Social Contribution	419.5	496.1	578.4	889.9	1,553.5
Income Tax and Social Contribution	143.1	37.7	123.7	237.8	358.6
Net Income	276.3	458.4	454.7	652.2	1,194.9
Margin %	6.9%	11.1%	10.7%	5.7%	9.7%

Outstanding Shares Thousand (ex Treasury)	240,592	238,614	238,614	240,592	238,614
Income per share (R$)	1.149	1.921	1.906	2.711	5.008

TNL-PCS (Oi)

R$ million	3Q04	2Q05	3Q05	9M04	9M05
Wireless Services Revenues	717.3	816.2	879.2	1,822.9	2,355.5
Subscription	87.8	106.7	117.3	242.2	327.5
Outgoing Calls	154.7	221.3	252.4	396.6	669.0
Domestic/Internacional Roaming	26.2	25.3	29.3	77.0	88.9
Network Usage Remuneration	187.1	221.7	231.9	528.0	669.5
Additional Services	30.0	40.5	48.0	74.3	125.6
Other SMP Services	0.4	0.2	0.1	1.0	0.7
Handset Sales	231.0	200.5	200.2	503.7	474.4
LD/Advanced Voice Service Revenues	78.9	74.5	74.2	236.4	226.6
Gross Operating Revenue	796.2	890.8	953.4	2,059.3	2,582.1
Taxes and Deductions	179.8	205.7	225.2	460.5	602.4
Net Operating Revenue	616.4	685.0	728.2	1,598.8	1,979.7
Operating Expenses	635.3	613.9	563.6	1,557.3	1,626.2
Cost of Services Provided	104.1	134.9	133.5	302.5	396.9
Cost of Goods Sold	279.6	251.1	185.8	622.2	525.9
Interconnection Costs	88.6	51.1	51.1	239.4	179.3
Selling Expenses	173.3	164.9	205.8	413.3	522.3
General and Administrative Expenses	26.2	33.2	31.6	87.7	92.4
Other Op. Expenses (Rev), net	(36.5)	(21.3)	(44.3)	(107.8)	(90.6)
EBITDA	(18.8)	71.2	164.6	41.6	353.5
Margin %	-3.1%	10.4%	22.6%	2.6%	17.9%
Depreciation and Amortization	111.4	134.2	139.5	322.3	398.2
EBIT	(130.2)	(63.0)	25.1	(280.7)	(44.7)
Financial Expenses	79.3	99.2	78.9	156.1	228.4
Financial Revenues	22.6	64.6	60.9	65.9	171.2
Non Operating Expenses	0.0	0.2	0.0	(0.2)	0.6
Income Before Tax and Social Contribution	(186.9)	(97.8)	7.1	(370.8)	(102.5)
Income Tax and Social Contribution	0.0	(2.4)	0.0	0.0	(2.4)
Net Income	(186.9)	(95.4)	7.1	(370.8)	(100.2)
Margem %	-30.3%	-13.9%	1.0%	-23.2%	-5.1%

9. Balance Sheets

TNL CONSOLIDATED

R$ million	9/30/2004	6/30/2005	9/30/2005
TOTAL ASSETS	28,541	26,896	26,947
Current	10,479	9,708	9,991
Cash and ST Investments	4,863	3,939	3,839
Accounts Receivable	3,735	3,491	3,567
Recoverable Taxes	938	1,235	1,550
Inventories	354	210	208
Other Current Assets	588	833	827
Long Term	2,553	2,544	2,633
Recoverable and Deferred Taxes	1,501	1,526	1,559
Other	1,052	1,018	1,074
Permanent	15,509	14,644	14,323
Investments	302	202	182
Property Plant and Equipment	14,699	13,982	13,698
Deferred Assets	507	460	443

R$ million	9/30/2004	6/30/2005	9/30/2005
TOTAL LIABILITIES	28,541	26,896	26,947
Current	6,527	7,662	7,999
Suppliers	1,802	1,522	1,492
Loans and Financing	2,848	4,246	4,299
Payroll and Related Accruals	297	147	165
Payable Taxes	1,104	1,232	1,473
Dividends Payable	373	387	414
Other Accounts Payable	103	128	156
Long Term	11,232	9,506	8,874
Loans and Financing	9,015	6,846	6,131
Payable and Deferred Taxes	860	848	839
Contingency Provisions	1,344	1,780	1,872
Other Accounts Payable	13	32	32
Unrealized Earnings	78	26	23
Minority Interest	1,973	1,873	1,908
Shareholders' Equity	8,732	7,830	8,143

TMAR CONSOLIDATED

R$ million	9/30/04	6/30/05	9/30/05
TOTAL ASSETS	24,234	24,573	24,413
Current	6,359	7,321	7,406
Cash and ST Investments	1,012	1,814	1,532
Accounts Receivable	3,695	3,493	3,569
Recoverable and Deferred Taxes	726	982	1,267
Inventories	354	210	208
Other Current Assets	571	822	829

Long Term	2,130	2,238	2,328
Recoverable and Deferred Taxes	1,234	1,309	1,342
Other	896	929	986

Permanent	15,745	15,014	14,679
Investments	705	605	570
Property Plant and Equipment	14,537	13,950	13,667
Deferred	503	458	442

R$ million	9/30/04	6/30/05	9/30/05
TOTAL LIABILITIES	24,234	24,573	24,414
Current	5,664	5,469	5,993
Suppliers	1,752	1,454	1,434
Loans and Financing	1,807	2,142	2,160
Payroll and Related Accruals	221	146	163
Payable Taxes	1,049	1,163	1,400
Dividends Payable	721	433	676
Other Accounts Payable	114	131	160
Long Term	7,992	8,718	7,843
Loans and Financing	5,942	6,215	5,259
Payable Taxes	709	695	685
Contingency Provisions	1,333	1,780	1,871
Other Accounts Payable	8	28	28

Unrealized Earnings	78	26	23
Shareholders' Equity	10,500	10,361	10,554

TNL-PCS (Oi)

R$ million	9/30/2004	6/30/2005	9/30/2005
TOTAL ASSETS	6,350	6,737	6,763
Current	2,005	1,976	1,904
Cash and ST Investments	891	854	711
Accounts Receivable	427	523	512
Recoverable and Deferred Taxes	148	151	168
Inventories	326	163	167
Other Current Assets	213	285	346
Long Term	418	438	533
Recoverable and Deferred Taxes	394	410	410
Loans and Financing	0	0	87
Other	24	28	36

Permanent	3,927	4,323	4,326
Property Plant and Equipment	3,439	3,883	3,901
Deferred Assets	487	440	425

R$ million	9/30/2004	6/30/2005	9/30/2005
TOTAL LIABILITIES	6,350	6,737	6,763
Current Liabilities	745	598	684
Suppliers	617	408	413
Loans and Financing	14	63	94
Payroll and Related Accruals	34	22	25
Payable Taxes	54	68	89
Other Accounts Payable	26	36	63
Long Term	1,240	706	639
Loans and Financing	419	679	609
Contingency Provisions	6	13	16
Payable Taxes	1	1	1
AFCI*	815	13	13

Shareholders' Equity	4,365	5,433	5,440

10. Main Loans

	Date	Currency	Costs	Maturity	Amortization	Outstanding Balance

BNDES	Dec/00	R$	TJLP +3.85% a.a.	Jan/08	Monthly	985,966
	Dec/03	R$	TJLP +4.50% a.a.	Jan/11	Monthly	413,067
	Dec/00	Currency Basket	Floating Interest Rate + 3.85%a.a.	Jan/08	Monthly	272,683
	Dec/03	Currency Basket	Floating Interest Rate + 4.50%a.a.	Jan/11	Monthly	75,712
	Sep/04	R$	TJLP +4.50% a.a.	Oct/12	Quarterly / monthly after Apr/06	615,124
	Jul/05	R$	TJLP +3.50% a.a.e 4.50% a.a.	Aug/13	Quarterly / monthly after Sep/06	81,469
					BNDES	2,444,022

Sindicated Loan	Aug/01	US$	LIBOR +0.5% a 1.685% a.a.	Aug/10	Quarterly	1,208,376

JBIC	Aug/01	Yen	1.65%a.a.	Jan/10	Semi-annually	413,106
	Jan/03	Yen	Japonese LIBOR + 1.25%a.a.	Jan/11	Semi-annually	402,457
					JBIC	815,563

Debentures	Jul/01	R$	CDI+0.7%	Jun/06	"Bullet"	1,286,546

Senior Notes	Dec/03	US$	8 % a.a.	Dec/13	"Bullet"	683,930

KFW	Feb/03	US$	LIBOR+0.75%a.a	Aug/12	Semi-annually	127,483
	Jun/00	US$	8.75% to 11.87% a.a.	Oct/09	Semi-annually	149,993
	Jul/02	US$	LIBOR+0.8% to 4.5%a.a.	Jan/11	Semi-annually	130,157
					KFW	407,633

FINNVERA	Feb/03	US$	LIBOR+1.1%a.a	Feb/12	Semi-annually	290,736

ABN AMRO	Feb/01	US$	LIBOR+5%a.a	May/06	Semi-annually	39,898
	Jan/04	US$	LIBOR+3% to 4.83%a.a.	Apr/09	Semi-annually	136,581
	Jun/05	US$	5.05%a.a.	May/08	"Bullet"	67,713
	Jun/05	US$	5.51%a.a.	Jun/10	Semi-annually	45,165
	Sep/05	US$	5.45%a.a.	Sep/08	"Bullet"	133,750
					ABN AMRO	423,108

Swap Result						2,067,700

Other						802,528
Total						10,430,141

11. Scheduled Events

Conference Call

Date: Friday, October 28, 2005

Time: 1pm ( Rio )
11 am (EST)

Access: 1-773-681-5843 ( Brazil and other countries)
888-889-4951 ( USA )

Password: Telemar

Replay: 1-402-998-0889 ( Brazil and other countries)
800-964-3595 ( USA )

A slide presentation will be available on our website before the call at the following link:

http://www.telemar.com.br/ir

TNL – Investor Relations (IR Team) ( invest@telemar.com.br ) 55 (21) 3131-1314 / 1315 / 1316 / 1317	Global Consulting Group Kevin Kirkeby (kkirkeby@hfgcg.com) 1(646) 284-9416

Disclaimer

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and involve inherent risks and uncertainties. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. This report contains non-audited results, which may differ from the final audited ones.